Exhibit (a)(1)(iv)
[CAS MEDICAL LETTERHEAD]
March 15, 2019
Dear CAS Medical Systems, Inc. Option Holder:
As you are aware, CAS Medical Systems, Inc. (“CASMED”) has entered into a merger agreement with Crown Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Edwards Lifesciences Holding, Inc. (“Edwards”), a Delaware corporation. Pursuant to the terms of the merger agreement, each outstanding share of CASMED common stock will be converted into the right to receive $2.45 in cash.
It is a condition to the consummation of the merger that all options to purchase shares of CASMED common stock be cancelled prior to the merger. Because our 2003 Equity Incentive Plan, 2011 Equity Incentive Plan and 2018 Equity Incentive Plan and inducement option agreements do not permit us to terminate options in the context of a transaction such as the merger without the consent of the option holders, we are making this offer in order to provide a means for our option holders to receive value for their stock options in connection with, and upon consummation of, the merger, whether or not the exercise price of the option exceeds the $2.45 per share merger consideration. We are also making this offer in order to ensure that no options to purchase CASMED common stock will remain outstanding following consummation of the merger.
The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully as they contain important information about how to tender your eligible options and receive payment. Please note that the initial deadline for us to receive your signed election form is 5 p.m., New York City time, on April 17, 2019, unless the offer is extended pursuant to the terms thereof.
The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such tender of eligible options. Any cash payment made for your eligible options will be subject to tax withholding.
The CASMED Board of Directors has recommended that you tender your eligible options.
If you have any questions concerning the program, please contact Jeffery A. Baird at (203) 488-6056 or via email at jbaird@casmed.com.
Sincerely,
Thomas M. Patton
President and CEO